UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cognition Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19243B 102
(CUSIP Number)

Bios Equity Partners, LP

1751 River Run, Suite 400
Fort Worth, Texas 76107

Tel: (817) 984-9197

With a Copy to:

Andrew J. Rosell

Winstead PC

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

Tel: (817) 420-8200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS MEMORY SPV I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,424,014 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,424,014 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,014 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS MEMORY SPV II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 385,248 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 385,248 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,248 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Consists of 385,248 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV II, LP (“Bios Memory II”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 418,926 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 418,926 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,926 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 418,926 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund I, LP (“Bios Fund I”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND I QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,029 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,029 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,029 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 245,029 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund I QP, LP (“Bios Fund I QP”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 78,298 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 78,298 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,298 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Consists of 78,298 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND II QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 255,765 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 255,765 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,765 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Consists of 255,765 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund II QP, LP (“Bios Fund II QP”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND II NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,238 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,238 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,238 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Consists of 34,238 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund II NT, LP (“Bios Fund II NT”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 124,908 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 124,908 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Consists of 124,908 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund III, LP (“Bios Fund III”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND III QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 814,647 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 814,647 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,647 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Consists of 814,647 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund III QP, LP (“Bios Fund III QP”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND III NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 131,769 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 131,769 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,769 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Consists of 131,769 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund III NT, LP (“Bios Fund III NT”) as of the date hereof.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BP DIRECTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 572 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 572 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of options to purchase 572 shares of common stock of the Issuer, par value $0.001 per share (“Shares”), granted in consideration for Dr. Aaron Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”). Pursuant to an agreement with BP Directors, LP (“Bios Directors”), Dr. Fletcher has agreed that he will hold certain equity-based awards granted to him in connection with his services as a director of the Issuer (including the Bios Directors Options) merely as a nominee for Bios Directors.

(2) Based on 22,036,954 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and (ii) 572 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,049,775 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,049,775 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,775 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 418,926 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund I, LP (“Bios Fund I”), (ii) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (iii) 385,248 Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), in each case, as of the date hereof, and (iv) options to purchase 572 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 22,036,954 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and (ii) 572 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 368,301 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 368,301 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,301 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 78,298 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”), (ii) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”) and (iii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), in each case, as of the date hereof. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,071,324 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,071,324 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,071,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)
14	TYPE OF REPORTING PERSON PN

(1)  Consists of (i) 124,908 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund III, LP (“Bios Fund III”), (ii) 814,647 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”) and (iii) 131,769 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”) , in each case, as of the date hereof. Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS CAVU MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,913,414 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,913,414 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 124,908 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 814,647 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 131,769 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, and (xi) options to purchase 572 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 22,036,954 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and (ii) 572 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,913,414 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,913,414 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 124,908 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 814,647 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 131,769 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, and (xi) options to purchase 572 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, Bios Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 22,036,954 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and (ii) 572 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS CAVU ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,913,414 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,913,414 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 124,908 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 814,647 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 131,769 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, and (xi) options to purchase 572 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Cavu Advisors, LLC (“Cavu Advisors”) is the general partner of Cavu Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 22,036,954 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and (ii) 572 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,913,414 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,913,414 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 124,908 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 814,647 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 131,769 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, and (xi) options to purchase 572 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Bios Advisors GP, LLC (“Bios Advisors”) is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 22,036,954 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and (ii) 572 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS LESLIE WAYNE KREIS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,913,414 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,913,414 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,913,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 124,908 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 814,647 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 131,769 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, and (xi) options to purchase 572 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Cavu Advisors, LLC (“Cavu Advisors”), an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 22,036,954 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and (ii) 572 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS AARON GLENN LOUIS FLETCHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,927,333 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,927,333 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,927,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 124,908 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 814,647 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 131,769 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, (xi) options to purchase 572 Shares, granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”), and (xii) options to purchase 13,919 additional Shares, also granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Fletcher Options”) and held by Dr. Fletcher directly. Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Bios Advisors GP, LLC (“Bios Advisors”), an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 22,050,873 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021, (ii) 572 Shares issuable upon the exercise of the Bios Directors Options, and (iii) 13,919 Shares issuable upon the exercise of the Fletcher Options.

Explanatory Note

This amendment (this “Amendment No. 1”) hereby amends the statement on Schedule 13D first filed by certain Reporting Persons (as defined below) on October 25, 2021 (the “Schedule 13D”). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.001 per share (“Shares”), of Cognition Therapeutics, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 1 is to reflect a change in the beneficial ownership of certain options to purchase Shares which have been granted to Dr. Aaron Fletcher in connection with his service as a director of the Issuer. Pursuant to an agreement with Bios Directors (as defined below), a copy of which is attached hereto as Exhibit B (the “Nominee Agreement”), Dr. Fletcher has agreed that he will hold certain equity-based awards granted to him in connection with his services as a director of the Issuer (including the Bios Directors Options (as defined below)) merely as a nominee for Bios Directors. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Amendment No. 1 is being filed jointly by:

(i)	Bios Memory SPV I, LP, a Texas limited partnership (“Bios Memory I”);

(ii)	Bios Memory SPV II, LP, a Texas limited partnership (“Bios Memory II”);

(iii)	Bios Fund I, LP, a Delaware limited partnership (“Bios Fund I”);

(iv)	Bios Fund I QP, LP, a Delaware limited partnership (“Bios Fund QP I”);

(v)	Bios Fund II, LP, a Delaware limited partnership (“Bios Fund II”);

(vi)	Bios Fund II QP, LP, a Delaware limited partnership (“Bios Fund II QP”);

(vii)	Bios Fund II NT, LP, a Delaware limited partnership (“Bios Fund II NT”);

(viii)	Bios Fund III, LP, a Delaware limited partnership (“Bios Fund III”);

(ix)	Bios Fund III QP, LP, a Delaware limited partnership (“Bios Fund III QP”);

(x)	Bios Fund III NT, LP, a Delaware limited partnership (“Bios Fund III NT”);

(xi)	BP Directors, LP, a Delaware limited partnership (“Bios Directors”);

(xii)	Bios Equity Partners, LP, a Texas limited partnership (“Bios Equity I”);

(xiii)	Bios Equity Partners II, LP, a Texas limited partnership (“Bios Equity II”);

(xiv)	Bios Equity Partners III, LP, a Texas limited partnership (“Bios Equity III”);

(xv)	Cavu Management, LP, a Texas limited partnership (“Cavu Management”);

(xvi)	Bios Capital Management, LP, a Texas limited partnership (“Bios Management”);

(xvii)	Cavu Advisors, LLC, a Texas limited liability company (“Cavu Advisors”);

(xviii)	Bios Advisors GP, LLC, a Texas limited liability company (“Bios Advisors”);

(xix)	Leslie Wayne Kreis, Jr., a United States citizen (“Mr. Kreis”); and

(xx)	Aaron Glenn Louis Fletcher, Ph.D. a United States citizen (“Dr. Fletcher”).

The foregoing are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively, “Bios Equity I Entities”). Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively, “Bios Equity II Entities”). Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Cavu Management and Bios Management are the general partners of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. Due to the foregoing relationships, Bios Equity I, Bios Equity II, Bios Equity III, Cavu Management, Bios Management, Cavu Advisors, Bios Advisors, Mr. Kreis and Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I (together, the “Bios Equity Entities”). The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)

The principal business address of each Reporting Person is 1751 River Run, Suite 400, Fort Worth, Texas 76107.

(c)

(i)	The principal business of Bios Memory I is to invest in securities;

(ii)	The principal business of Bios Memory II is to invest in securities;

(iii)	The principal business of Bios Fund I is to invest in securities;

(iv)	The principal business of Bios Fund I QP is to invest in securities;

(v)	The principal business of Bios Fund II is to invest in securities;

(vi)	The principal business of Bios Fund II QP is to invest in securities;

(vii)	The principal business of Bios Fund II NT is to invest in securities;

(viii)	The principal business of Bios Fund III is to invest in securities;

(ix)	The principal business of Bios Fund III QP is to invest in securities;

(x)	The principal business of Bios Fund III NT is to invest in securities;

(xi)	The principal business of Bios Directors is to invest in securities;

(xii)	The principal business of Bios Equity I is to serve as the sole general partner of Bios Fund I, Bios Fund I QP, Bios Memory II, Bios Directors and other related entities;

(xiii)	The principal business of Bios Equity II is to serve as the sole general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and other related entities;

(xiv)	The principal business of Bios Equity III is to serve as the sole general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities;

(xv)	The principal business of Cavu Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III, Bios Memory I and other related entities;

(xvi)	The principal business of Bios Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III, Bios Memory I and other related entities;

(xvii)	The principal business of Cavu Advisors is to serve as the sole general partner of Cavu Management and other related entities;

(xviii)	The principal business of Bios Advisors is to serve as the sole general partner of Bios Management and other related entities;

(xix)	The principal occupation of Mr. Kreis is to serve as the sole manager of Cavu Advisors and as a co-manager of each of Bios Memory I, Bios Fund I, Bios Fund I QP, Bios Memory II, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities; and

(xx)	The principal occupation of Dr. Fletcher is to serve as the sole manager of Bios Advisors and as a co-manager of each of Bios Memory I, Bios Fund I, Bios Fund I QP, Bios Memory II, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities. Dr. Fletcher also currently serves as a director of the Issuer.

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The information set forth in Item 2(a) of this Amendment No. 1 is incorporated herein by reference.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in the Schedule 13D, Dr. Fletcher (as a director of the Issuer) participates in the equity incentive plans the Issuer may have from time to time. Pursuant to the Nominee Agreement, Dr. Fletcher has agreed that he will hold certain equity-based awards granted to him in connection with his services as a director of the Issuer (including the Bios Directors Options) merely as a nominee for Bios Directors.

Item 4.	PURPOSE OF TRANSACTION

The securities covered by the Schedule 13D, as amended by this Amendment No. 1, were acquired for investment purposes.

Dr. Fletcher has served on the board of directors of the Issuer since July 2015. Pursuant to the Nominee Agreement, Dr. Fletcher has agreed that he will hold certain equity-based awards granted to him in connection with his service as a director of the Issuer (including the Bios Directors Options) merely as a nominee for Bios Directors. As a director of the Issuer, Dr. Fletcher may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in the Schedule 13D, as amended by this Amendment No. 1, and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the Issuer, other holders of securities of the Issuer or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Shares or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Shares beneficially owned by the Reporting Persons are as follows:

Bios Memory SPV I, LP

Amount beneficially owned:	1,424,014
Percent of class:	6.5% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,424,014
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,424,014

Bios Memory SPV II, LP

Amount beneficially owned:	385,248
Percent of class:	1.7% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	385,248
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	385,248

Bios Fund I, LP

Amount beneficially owned:	418,926
Percent of class:	1.9% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	418,926
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	418,926

Bios Fund I QP, LP

Amount beneficially owned:	245,029
Percent of class:	1.1% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	245,029
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	245,029

Bios Fund II, LP

Amount beneficially owned:	78,298
Percent of class:	0.4% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	78,298
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	78,298

Bios Fund II QP, LP

Amount beneficially owned:	255,765
Percent of class:	1.2% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	255,765
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	255,765

Bios Fund II NT, LP

Amount beneficially owned:	34,238
Percent of class:	0.2% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	34,238
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	34,238

Bios Fund III, LP

Amount beneficially owned:	124,908
Percent of class:	0.6% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	124,908
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	124,908

Bios Fund III QP, LP

Amount beneficially owned:	814,647
Percent of class:	3.7% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	814,647
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	814,647

Bios Fund III NT, LP

Amount beneficially owned:	131,769
Percent of class:	0.6% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	131,769
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	131,769

BP Directors, LP

Amount beneficially owned:	572(2)
Percent of class:	0.1% (3)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	572
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	572

Bios Equity Partners, LP

Amount beneficially owned:	1,049,775 (4)
Percent of class:	4.8% (3)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,049,775 (4)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,049,775 (4)

Bios Equity Partners II, LP

Amount beneficially owned:	368,301 (5)
Percent of class:	1.7% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	368,301 (5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	368,301 (5)

Bios Equity Partners III, LP

Amount beneficially owned:	1,071,324 (6)
Percent of class:	4.9% (1)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,071,324 (6)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,071,324 (6)

Cavu Management, LP

Amount beneficially owned:	3,913,414 (7)
Percent of class:	17.8% (3)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,913,414 (7)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,913,414 (7)

Bios Capital Management, LP

Amount beneficially owned:	3,913,414 (8)
Percent of class:	17.8% (3)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,913,414 (8)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,913,414 (8)

Cavu Advisors, LLC

Amount beneficially owned:	3,913,414 (9)
Percent of class:	17.8% (3)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,913,414 (9)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,913,414 (9)

Bios Advisors GP, LLC

Amount beneficially owned:	3,913,414 (10)
Percent of class:	17.8% (3)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,913,414 (10)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,913,414 (10)

Leslie Wayne Kreis, Jr.

Amount beneficially owned:	3,913,414 (11)
Percent of class:	17.8% (3)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,913,414 (11)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,913,414 (11)

Aaron Glenn Louis Fletcher

Amount beneficially owned:	3,927,333 (12)
Percent of class:	17.8% (13)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,927,333 (12)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,927,333 (12)

(1) Based on 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021.

(2) Consists of options to purchase 572 Shares, granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”). Pursuant to the Nominee Agreement, Dr. Fletcher has agreed that he will hold certain equity-based awards granted to him in connection with his services as a director of the Issuer (including the Bios Directors Options) merely as a nominee for Bios Directors.

(3) Based on 22,036,954 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and (ii) 572 Shares issuable upon the exercise of the Bios Directors Options.

(4) Bios Equity I, as the general partner of the Bios Equity I Entities, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities.

(5) Bios Equity II, as the general partner of the Bios Equity II Entities, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity II Entities.

(6) Bios Equity III, as the general partner of the Bios Equity III Entities, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity III Entities.

(7) Bios Equity I is the general partner of the Bios Equity I Entities, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Cavu Management, as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, Bios Equity II Entities, Bios Equity III Entities and Bios Memory I.

(8) Bios Equity I is the general partner of the Bios Equity I Entities, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Bios Management, as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, Bios Equity II Entities, Bios Equity III Entities and Bios Memory I.

(9)  Bios Equity I is the general partner of the Bios Equity I Entities, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Cavu Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. In its capacity as the general partner of Cavu Management, Cavu Advisors may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, Bios Equity II Entities, Bios Equity III Entities and Bios Memory I.

(10) Bios Equity I is the general partner of the Bios Equity I Entities, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Bios Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. In its capacity as the general partner of Bios Management, Bios Advisors may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, Bios Equity II Entities, Bios Equity III Entities and Bios Memory I.

(11) Bios Equity I is the general partner of the Bios Equity I Entities, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Cavu Management is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, and Cavu Advisors is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, Bios Equity II Entities, Bios Equity III Entities and Bios Memory I.

(12) Bios Equity I is the general partner of the Bios Equity I Entities, Bios Equity II is the general partner of the Bios Equity II Entities, and Bios Equity III is the general partner of the Bios Equity III Entities. Bios Management is a general partner of Bios Equity I, Bios Equity II Bios Equity III and Bios Memory I, and Bios Advisors is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, Bios Equity II Entities, Bios Equity III Entities and Bios Memory I.

(13) Based on 22,050,873 Shares, which consists of (i) 22,036,382 Shares outstanding as of November 17, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021, (ii) 572 Shares issuable upon the exercise of the Bios Directors Options, and (iii) 13,919 Shares issuable upon the exercise of additional options granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Fletcher Options”). The Fletcher Options are held by Dr. Fletcher directly and not subject to the Nominee Agreement.

(c)

Except as otherwise disclosed in Item 3 above and previously disclosed in Item 3 of the Schedule 13D, which is incorporated herein by reference, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this Amendment No. 1 up through the date hereof.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Amendment No. 1 and any further amendment or amendments to the Schedule 13D. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

As described in the Schedule 13D, Dr. Fletcher (as a director of the Issuer) participates in the equity incentive plans the Issuer may have from time to time. Pursuant to the Nominee Agreement, Dr. Fletcher has agreed that he will hold certain equity-based awards granted to him in connection with his services as a director of the Issuer (including the Bios Directors Options) merely as a nominee for Bios Directors.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement
Exhibit B:	Nominee and Indemnity Agreement, dated as of January 31, 2022, by and between Dr. Fletcher and Bios Directors

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct

Dated: January 31, 2022

BIOS MEMORY SPV I, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS MEMORY SPV II, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND I, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND I QP, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND II QP, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II NT, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III QP, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III NT, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BP Directors, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS II, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS III, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CAVU MANAGEMENT, LP

By:	Cavu Advisors, LLC,
its general partner

	By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS CAPITAL MANAGEMENT, LP

By:	Bios Advisors GP, LLC
its general partner

	By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

CAVU ADVISORS, LLC

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS ADVISORS GP, LLC

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

/s/ Leslie Wayne Kreis, Jr.
LESLIE WAYNE KREIS, JR., in his individual capacity

/s/ Aaron Glenn Louis Fletcher
AARON GLENN LOUIS FLETCHER, in his individual capacity

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing amendment to that certain statement on Schedule 13D, which was filed by some of the undersigned with the Securities and Exchange Commission on October 25, 2021 (the “Schedule 13D”), is filed on behalf of each of the undersigned and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 31, 2022

BIOS MEMORY SPV I, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS MEMORY SPV II, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND I , LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND I QP, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND II QP, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II NT, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III QP, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III NT, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BP Directors, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS EQUITY PARTNERS, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS II, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS III, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CAVU MANAGEMENT, LP

By:	Cavu Advisors, LLC,
its general partner

	By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS CAPITAL MANAGEMENT, LP

By:	Bios Advisors GP, LLC
its general partner

	By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

CAVU ADVISORS, LLC

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS ADVISORS GP, LLC

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

/s/ Leslie Wayne Kreis, Jr.
LESLIE WAYNE KREIS, JR., in his individual capacity

/s/ Aaron Glenn Louis Fletcher
AARON GLENN LOUIS FLETCHER, in his individual capacity

EXHIBIT B

NOMINEE AND INDEMNITY AGREEMENT

This Nominee and Indemnity Agreement is entered into as of January 31, 2022, by and between BP Directors, LP (“Organization”) and Aaron Fletcher (“Holder”).

Recitals

A.            Holder serves a member of the board of directors (the “Board”) of Cognition Therapeutics, Inc., a Delaware corporation (the “Company”);

B.            In connection with such service on the Board, Holder has been granted, and may in the future be granted, equity-based awards with respect to the Company’s shares of common stock, including, without limitation, option awards, restricted stock awards or restricted stock unit awards (collectively, “Awards”);

C.            Pursuant to an existing arrangement with Organization and its affiliates, Holder provides such services to the Board in his capacity as a representative of Organization and its affiliates, and therefore certain Awards, including, but not limited to 1,145 of the option awards granted by the Company to Holder on February 23, 2021, are deemed to be the property of Organization (collectively, the “Subject Awards”);

D.            Merely for convenience, Holder has acquired legal title to the Subject Awards;

E.             Organization wishes that Holder hold the Subject Awards merely as nominee for Organization; and

F.             Holder agrees to hold the Subject Awards merely as nominee for Organization.

Now, Therefore, for good and valuable consideration, the receipt and adequacy of which is acknowledged hereby, the parties hereto agree as follows:

Agreement

1.             Holder agrees that he will hold the Subject Awards merely as nominee for Organization. Holder agrees that he has no discretionary duties with respect to the Subject Awards, but must act only on explicit instructions of Organization. Holder agrees to act upon such instructions.

2.             Holder agrees to hold the Subject Awards for convenience only and acknowledges that he will not have and agrees that he will not assert ownership of the Subject Awards (except in his capacity as an equity holder of Organization).

3.             Holder agrees to fully account to Organization as to the Subject Awards.

4.             All items of income and loss and all distributions allocable to the Subject Awards shall belong to and be taxable to Organization. Organization shall indemnify and hold harmless Holder from and against (i) any tax obligation to which Holder may become subject as a result of his holding of the Subject Awards and (ii) any obligation to pay any applicable exercise price of any Subject Awards, in whole or in part.

5.             From time to time, Organization may request that Holder sell shares purchased through exercise of or acquisition through settlement of a Subject Award pursuant to the terms of an underwriting agreement among Company, Company’s underwriters, and certain selling stockholders, including Holder. Organization hereby agrees to assume all obligations of Holder under any such underwriting agreement and to indemnify and hold harmless Holder against any and all expenses, claims, obligations, actions, damages, amounts paid or payable in settlement and all other liabilities (including without limitation reasonable attorneys fees and costs) (collectively, “Liabilities”) resulting from or incurred by Holder in connection with the sale of such shares in the related offering or otherwise pursuant to such underwriting agreement; provided, that Organization shall not have any obligation under this Section 5 with respect to any particular liability to the extent caused by the gross negligence or willful misconduct of Holder. As to such amounts paid or payable in settlement, Organization’s indemnity obligation will only apply to settlements approved by Organization in writing, which approval will not be unreasonably withheld.

6.             All provisions of this Agreement, including Organization’s sole ownership rights to the Subject Awards, shall remain in full force and effect irrespective of Holder’s continued affiliation with Organization. Organization and Holder further agree that, should any provision of this Agreement (or the Agreement in its entirety) be restricted or held invalid, either by applicable law or otherwise, each party shall cooperate and take any and all such further action necessary to give effect to the intent of such provision or the intent of this Agreement in its entirety, as applicable.

7.             This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, that all of which together shall constitute one and the same instrument. This Agreement may only be modified in a writing signed by both parties.

In Witness Whereof, the parties hereto have executed this Agreement on the date first above written.

Organization:

BP DIRECTORS, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP, its general partner

		By:	Cavu Advisors, LLC, its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr. Manager

	By:	Bios Capital Management, LP, its general partner

		By:	Bios Advisors GP, LLC, its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher Manager

Holder:

/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher